TRITON INTERNATIONAL LIMITED

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

VIA EDGAR CORRESPONDENCE

May 6, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re: Triton International Limited
Registration Statement on Form S-4
File No. 333-208757

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Triton International Limited (the “Registrant”) hereby respectfully requests the acceleration of the effective date of the Registration Statement on Form S-4 (the “Registration Statement”) so that it may become effective by 2:00 p.m., Eastern time, on May 9, 2016, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Registrant acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Neil R. Markel of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2735 with any questions you may have concerning this request. In addition, please notify Mr. Markel if and when this request for acceleration has been granted and the Registration Statement declared effective.

Sincerely,

TRITON INTERNATIONAL LIMITED

/s/ Ian R. Schwartz
Name:	Ian R. Schwartz
Title:	Vice President and General Counsel

cc:	Marc Pearlin

Vice President, General Counsel and Secretary, TAL International Group, Inc.

Christopher E. Austin, Esq.

Neil R. Markel, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Paul T. Schnell, Esq.

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP